File No. 001-16189

FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
ANNUAL REPORT
PURSUANT TO SECTION 15(d)
of the
SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
NISOURCE INC. RETIREMENT SAVINGS PLAN
NiSource Inc.
801 E. 86th Avenue
Merrillville, IN 46410

NiSource Inc.
Retirement Savings Plan
Financial Statements as of December 31,2009 and 2008 and for the Year Ended December 31, 2009, and Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm

NISOURCE INC. RETIREMENT SAVINGS PLAN
NOTE:	Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of
NiSource Inc. Retirement Savings Plan
Merrillville, IN
We have audited the accompanying statements of net assets available for benefits of NiSource Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Columbus, Ohio
June 24, 2010

NISOURCE INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments—at fair value:
Mutual funds	$554,759,092	$432,546,642
Money market fund	134,193,162	150,981,934
NiSource, Inc. Common Stock Fund	138,052,552	83,888,803
Collective trust	13,091,511	8,296,588
Participant loans	17,478,140	16,468,706

NET ASSETS AVAILABLE FOR BENEFITS	$857,574,457	$692,182,673

See accompanying notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Contributions:
Participant	$40,699,699
Employer	20,004,427

Total contributions	60,704,126

Investment income:
Net appreciation in fair value of investments	148,492,489
Dividends and interest	20,870,248

Net investment income	169,362,737

Total additions	230,066,863

DEDUCTIONS:
Benefits paid to participants	64,781,830
Administrative expenses	294,106
Other	(400,857)

Total deductions	64,675,079

NET INCREASE IN NET ASSETS	165,391,784

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	692,182,673

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$857,574,457

See accompanying notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN

NiSource Inc. (the “Company”) is a holding company whose major subsidiary companies are Northern Indiana Public Service Company (“NIPSCO”), Columbia Energy Group, Bay State Gas Company, Northern Indiana Fuel and Light (“NIFL”), and Kokomo Gas (“Kokomo”). The following description of the NiSource Inc. Retirement Savings Plan (the “Plan”) provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan available to each eligible employee who works for the Company or one of its major subsidiary companies as defined above. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration—The Company serves as administrator and sponsor of the Plan. The Company maintains an administrative committee appointed by the Board of Directors, which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the “Trustee”) holds all of the Plan’s assets and executes all investment transactions. The Plan investments include twenty-five mutual funds, one money market fund, one collective trust and one common stock fund as investment options for participants. Four of the mutual funds are closed to new investment. In March 2010, the committee approved various changes to the investment options that will be implemented in late July 2010. A Roth 401(k) option was added to the Plan effective January 1, 2010.

Contributions—Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax basis and 25% on an after-tax basis, up to 75% in total, subject to Internal Revenue Code limitations. Additionally, participants who are at least 50 years old can make catch-up contributions to the Plan. Contributions are subject to certain limitations. Participants direct the investment of their contributions into the various investment options offered by the Plan.

The Company contributes an amount determined as follows:
a.	For the accounts of all participants who participate in the Final Pay Option of the Columbia Energy Group Pension Plan, or any successor plan (as defined therein):
(1)	during the first 120 months of participation, an amount equal to 50% of the first 6% of the participant’s contribution;

(2)	from the 121st through the 240th month of participation, an amount equal to 75% of the first 6% of the participant’s contribution;

(3)	from the 241st month onward of participation, an amount equal to 100% of the first 6% of the participant’s contribution.

b.	For the accounts of all participants who participate in the Final Pay Option of the NiSource Salaried Pension Plan and Kokomo nonunion employees who participate in the Final Pay Option of the NiSource Subsidiary Pension Plan and Kokomo union employees who participate in the Final Pay Option of the Kokomo Union Pension Plan, or any successor plans (as defined therein), an amount equal to 11.1% of all pre-tax contributions made by the participant to the Plan.

c.	For the accounts of all nonunion participants who participate in the Final Pay Options of the Bay State Gas Company Pension Plan, or any successor plan (as defined therein), an amount equal to 100% of the first 2 1/2% of pre-tax participant contributions plus 50% of the next 5% of participant pre-tax contributions. Certain employees, who were 45 or older on September 1, 1990 and employed on that date, are grandfathered into a match of 50% of the first 5% of participant pre-tax contributions.

d.	For accounts of all employees of NIFL who participate in the Final Pay Option of the NiSource Subsidiary Pension Plan or any successor plan (as defined therein), an amount equal to 50% of the first 6% of participant pre-tax contributions.

e.	For the accounts of all participants who participate in the Account Balance Option of the Columbia Energy Group Pension Plan, the NiSource Salaried Pension Plan, the NiSource Subsidiary Pension Plan, or the Bay State Gas Company Pension Plan, or any successor plans (as defined therein), an amount equal to 75% of the first 6% of participant combined pre-tax and post-tax contributions. Current exempt employees were given the opportunity to elect a new account balance pension design effective January 1, 2006. All current exempt employees who have not already elected the new account balance design as of January 1, 2011 will be automatically converted on that date. Under the new retirement income program, the match will increase to 100% of the first 6% of participant combined pre-tax and post-tax contributions. Exempt new hires since January 1, 2006 are automatically placed into the new retirement income program plan design, as well as, all nonunion nonexempt hires since January 1, 2008. Effective January 1, 2008, new hires into the NIFL Union within the NiSource Subsidiary Pension Plan and new hires into certain union groups within The Bay State Union Pension Plan are automatically placed into the new retirement income program plan design. Effective March 1, 2009, new hires in the Kokomo Union Pension Plan are automatically placed into the new retirement income program plan design.

f.	Effective January 1, 2005 all NIPSCO active union employees were given a choice between a Cash Balance and Final Average Pay defined benefit plan. For employees who choose the Cash Balance defined benefit plan, NIPSCO contributes an amount equal to 75% of the first 6% of the participant’s combined pre-tax and post-tax contributions. For employees who choose the Final Average Pay defined benefit plan, NIPSCO contributes an amount equal to 1/9th of a participant’s pre-tax contribution.

g.	For certain union employees in The Bay State Union Pension Plan, Bay State Gas Company makes contributions from 2.5% to 6% of eligible compensation. Such contributions are allocated according to the participant’s direct accounts.
For all employees other than those referenced in item 1(g) above, the matching contribution is invested directly into the NiSource, Inc. Common Stock Fund. Employees may subsequently redirect matching contributions among any of the remaining funds available in the Plan.

The Plan allows the Company to make additional discretionary profit sharing contributions to the Plan. These contributions may be up to 1.5% of each participant’s compensation. Such discretionary contributions are determined and credited in the year following the Plan year. Discretionary contributions of $1,949,321 were authorized by the administrative committee on February 1, 2010. Such amounts will be reported as contributions to the Plan in the year authorized and funded.

Automatic Enrollment—Beginning in 2008, certain new hires are automatically enrolled into the Plan at a 3% contribution level after 30 days of hire. The new hire has the option to stop or change the contribution percentage at any time.

Rollovers from Other Qualified Employer Plans—The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with withdrawals and an allocation of Plan losses and certain administrative expenses.

Vesting—Participants are fully vested in their accounts at all times.

Participant Loans—Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prime rate on the last day of the month prior to loan initiation. Interest rates on outstanding loans range from 3.25% to 11% at December 31, 2009. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence which allows repayment up to 15 years (30 years prior to January 1, 2002). Participants who terminate employment on or after July 1, 2005 with an outstanding Plan loan may make loan repayments through direct payments from their bank accounts. Participants may have two loans outstanding at any given time.

Participant Withdrawals—Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:
•	Age 59 1/2 withdrawals;

•	Voluntary withdrawals from after-tax, rollover and matching contributions; and

•	Hardship withdrawals, subject to the Plan rules.
A hardship withdrawal may result in the suspension of the participant’s deferral and Company matching contributions for six months.

Payment of Benefits—All amounts distributed from a participant’s account following termination of employment shall be as follows. If the amount payable under the Plan to any participant or beneficiary is $1,000 or less, the administrative committee will direct that such amount be paid in a lump sum. If the participant’s balance exceeds $1,000, but does not exceed $5,000 and the participant does not elect to have such distribution paid to another qualified plan or does not elect to receive a distribution directly, then the Plan administrator will pay the distribution as a direct rollover to an individual retirement plan designated by the Plan administrator.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America using the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits—Benefits are recorded when paid.

Investments—The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell that asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date (the exit price).

Mutual funds and the collective trust represent investments with various investment managers. The respective fair values of these investments are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds are traded on national securities exchanges and are valued at the net asset value as of December 31, 2009 and 2008. Units held in the collective trust are valued at the unit value as reported by the investment managers as of December 31, 2009 and 2008. Money market funds are valued at cost, which approximates fair value. The investment in the NiSource, Inc. Common Stock Fund includes money market funds which are valued at cost and NiSource Common Stock which is stated at fair value, measured by quoted market prices in an active market.

Loans to participants are recorded at the unpaid balance of the individual loans as of year-end, which approximate fair value.

Purchases and sales of the investments are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and other operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

NiSource Inc. Common Stock Fund

Employee Stock Ownership Plan—The NiSource, Inc. Common Stock Fund operates as an Employee Stock Ownership Plan (“ESOP”). As an ESOP, under the terms of this plan, participants may diversify their investment attributable to employer match at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.

Voting and Tendering Rights of NiSource, Inc. Common Stock Fund Participants—Each participant in the NiSource, Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource, Inc. Common Stock Fund.

Payment of Benefits—Any distribution consisting of units in the NiSource, Inc. Common Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the Common Stock Fund.

Administrative Expenses—Most administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts.

New Accounting Pronouncements—During 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (“ASC”) as the official source of authoritative generally accepted accounting principles (GAAP) for all non-governmental entities. The Codification, which changes the referencing of financial standards, supersedes current authoritative guidance and is effective for financial periods ending after September 15, 2009. The Codification is not intended to alter existing GAAP and did not result in a change in accounting practice for the Plan.

Subsequent Events—In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009. The Plan evaluated subsequent events through the date the financial statements were available to be issued.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.
3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2009	2008
*,** NiSource, Inc. Common Stock Fund	$138,052,552	$83,888,803
** Fidelity Institutional Money Market Fund	134,193,162	150,981,934
** Fidelity Spartan U.S. Equity Index Fund	58,251,176	44,613,128
** Fidelity Contrafund Class K	60,924,633	50,481,963
** Fidelity Growth Fund Class K	52,803,652	37,287,408

*	Includes nonparticipant-directed investments
**	Represents a party-in-interest to the Plan
During the year ended December 31, 2009, the Plan’s investment (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Appreciation/
(Depreciation)
Mutual funds (1)
U.S. equities	$72,564,365
International equities	15,404,075
Balanced funds/target date funds	17,144,325
Fixed income	4,119,629
Collective trust	(243,438)
NiSource, Inc. Common Stock Fund (2)	39,503,533

Net appreciation (depreciation) in fair value of investments	$148,492,489

(1)	Represents a party-in-interest to the Plan.

(2)	Nonparticipant directed and represents a party-in-interest to the Plan.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.
4.	FAIR VALUE MEASUREMENTS

The Plan is subject to the requirements of the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable
The following tables set forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2009 and 2008. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. At December 31, 2009 and 2008, total Plan investment assets at fair value classified within Level 3 were $17,478,140 and $16,468,706, respectively, which consist of Participant loans. Such amounts were approximately 2% of the Plan’s total investments as reported on the statement of net assets available for benefits at fair value as of December 31, 2009 and 2008.

In accordance with the update to ASC 820 (originally issued as FSP 157-4), the table below includes major categorization for debt and equity securities and participant loans on the basis of the nature and risk of the investments at December 31, 2009.

		Fair Value Measurements at 12/31/09
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds U.S. equities	$306,931,842	$306,931,842	$	$
International equities	67,987,180	67,987,180
Balanced funds/ target date funds	93,313,492	93,313,492
Fixed income	86,526,578	86,526,578
Money market fund	134,193,162	134,193,162
Collective trust	13,091,511		13,091,511
NiSource, Inc. Common Stock fund	138,052,552		138,052,552
Participant loans	17,478,140			17,478,140

Total	$857,574,457	$688,952,254	$151,144,063	$17,478,140

		Fair Value Measurements at 12/31/08
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$432,546,642	$432,546,642	$	$
Money market fund	150,981,934	150,981,934
Collective trust	8,296,588		8,296,588
NiSource, Inc. Common Stock fund	83,888,803		83,888,803
Participant loans	16,468,706			16,468,706

Total	$692,182,673	$583,528,576	$92,185,391	$16,468,706

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2009.

Participant Loans
Balance, beginning of year	$16,468,706
New loans issued	8,919,700
Redemptions, payments	(7,972,201)
Interest on loans	61,935

Balance, end of year	$17,478,140

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2009 and 2008, the Plan held 20,421,975 and 17,332,397 shares, respectively, of common stock of the Company, the Plan Sponsor, with a cost basis of $140,537,780 and $131,181,737, respectively. During the year ended December 31, 2009, the Plan recorded dividend income of $7,446,419.

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

The Plan’s investment in NiSource, Inc. Common Stock Fund includes both participant-directed transactions and non-participant directed transactions. Information about the NiSource, Inc. Common Stock Fund and the significant components of the changes in the NiSource, Inc. Common Stock Fund are as follows as of and for the year ended December 31, 2009:

2009
Net assets — NiSource, Inc. Common Stock Fund, beginning of year	$83,888,803

Changes in net assets:
Net appreciation in fair value of investments	39,503,533
Interest and dividends	7,683,208
Participant contributions	2,795,540
Employer contributions	19,453,339
Loans issued/repaid (net)	80,404
Benefits paid to participants	(7,387,110)
Administrative fees	(18,930)
Transfer to participant-directed investments	(7,946,235)

Net change	$54,163,749

NiSource, Inc. Common Stock Fund, end of year	$138,052,552

7.	FIDELITY MANAGED INCOME PORTFOLIO

The Plan participates in a fully benefit-responsive investment contract, the Fidelity Managed Income Portfolio, which is a collective trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. The contract is included in the statements of net assets available for benefits at estimated fair value. The contract value of the investments at December 31, 2009 is $13,334,950.

The average yield and average crediting interest rates were 3.16% and 1.20% for 2009. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are adjusted on a daily basis.

Generally accepted accounting principles require that the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. At December 31, 2009 and 2008, the investment manager reported that there is no significant difference between the contract value and fair value; therefore, there is no impact on the 2009 and 2008 financial statements.

The fund imposes certain restrictions on the Plan, and the fund itself may be subject to circumstances that impact the ability to transact at contract value, such as partial or complete termination of the Plan or its merger with another plan, plant closings, layoffs, bankruptcy, mergers, early retirement incentives, certain transfers of assets from the fund. The Plan Administrator believes such events that would limit the Plan participants’ ability to transact at contract value with the Fidelity Managed Income Portfolio are not probable of occurring.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be nonforfeitable.

9.	TAX STATUS

The Internal Revenue Service (the “IRS”) has issued a determination letter dated February 25, 2004, stating that the Plan is qualified under applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
******

SUPPLEMENTAL SCHEDULE

NISOURCE INC. RETIREMENT SAVINGS PLAN
FORM 5500 SCHEDULE H, PART IV, LINE 4i—
BN: 35-2108964, PLAN 005
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Identity of Issuer,	Description of Investment, Including
	Borrower, Lessor,	Maturity Date, Rate of Interest,		Fair
	or Similar Party	Collateral and Par or Maturity Value	Cost **	Value
*	NiSource Inc.	NiSource, Inc. Common Stock Fund	$140,537,780	$138,052,552
*	Fidelity Investments	Institutional Money Market Fund		134,193,162
*	Fidelity Investments	Managed Income Portfolio		13,091,511
*	Fidelity Investments	Magellan Fund Class K		41,857,794
*	Fidelity Investments	Contrafund Class K		60,924,633
*	Fidelity Investments	Equity Income Fund Class K		14,300,282
*	Fidelity Investments	Growth Fund Class K		52,803,652
*	Fidelity Investments	Growth and Income Fund Class K		23,916,926
*	Fidelity Investments	Intermediate Bond Fund		31,722,226
*	Fidelity Investments	Overseas Fund Class K		24,138,553
*	Fidelity Investments	Europe Fund		3,061,106
*	Fidelity Investments	Pacific Basin Fund		1,538,815
*	Fidelity Investments	Balanced Fund Class K		41,036,452
*	Fidelity Investments	Spartan U.S. Equity Index Fund		58,251,176
*	Fidelity Investments	Freedom Income Fund		1,899,775
*	Fidelity Investments	Freedom 2010 Fund		13,713,320
*	Fidelity Investments	Freedom 2020 Fund		19,439,307
*	Fidelity Investments	Freedom 2030 Fund		9,261,410
*	Fidelity Investments	Freedom 2040 Fund		6,243,746
*	Fidelity Investments	Freedom 2050 Fund		1,719,482
	PIMCO Investments	Total Return Fund (institutional)		33,221,212
	PIMCO Investments	Long-Term Government Fund		12,277,905
	PIMCO Investments	Low-Duration Fund (institutional)		9,305,235
	Columbia Investments	Acorn USA Z		11,750,157
	Janus Investments	Small Cap Value Fund (institutional)		18,846,910
	Northern Funds	Small Cap Value Fund		3,062,988
	Perkins Investment	Small Cap Value Fund		21,217,324
	American Funds Investments	EuroPacific Growth Fund		39,248,706
*	Various Plan participants	Participant loans, with interest rates ranging from 3.25% to 11% and maturity dates ranging from January 2010 to August 2031		17,478,140

	TOTAL ASSETS (HELD AT END OF YEAR)			$857,574,457

*	Denotes a party-in-interest

**	Cost omitted for participant-directed investments

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-107748 on Forms S-8, and Registration Statement Nos. 333-33896 and 333-33896-01 on Forms S-4 of our report dated June 24, 2010, relating to the financial statements and supplemental schedule of NiSource Inc. Retirement Savings Plan, appearing in this Annual Report on Form 11-K of NiSource Inc. Retirement Savings Plan for the year ended December 31, 2009.
/s/ Deloitte & Touche LLP
Columbus, OH
June 24, 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NISOURCE INC. RETIREMENT SAVINGS PLAN
By	/s/ David J. Vajda
David J. Vajda
V.P., Treasurer, & Chief Risk Officer NiSource Inc. Member, Administrative Committee

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the fiscal year ended on December 31, 2009 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/ Robert C. Skaggs, Jr.	/s/ Stephen P. Smith

Robert C. Skaggs, Jr.	Stephen P. Smith
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer